Securities and Exchange Commission
RECEIVED
FEB 22 2010
Branch of Registrations and Examinations

SECURI[…]SSION

10025885

Washington, DC
104

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SEC FILE NUMBER
8-52819

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sonenshine & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Ave, 17th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Sonenshine 212-994-3340
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marshall Sonenshine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonenshine & Company LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Subscribed and Sworn to before me
on this 12 day of February 2010
County of New York
State of New York

MATTHEW BASS
Notary Public, State of New York
No. 01BA6175969
Qualified in New York County
Commission Expires Oct. 22, 2011

____
Notary Public

____
Signature

CEO and Manager
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SONENSHINE & COMPANY LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Sonenshine & Company LLC

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 15, 2010

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

SONENSHINE & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$ 74,307
Other assets	8,428
	$ 82,735
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 8,000
Member's equity	74,735
	$ 82,735

See notes to financial statements.

SONENSHINE & COMPANY LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues		
Consulting fees	$	39,025
Interest income		315
		39,340
Expenses		
Management fees		60,000
Professional fees		8,000
Regulatory fees and expenses		9,710
Other expenses		575
		78,285
Net loss	$	(38,945)

See notes to financial statements.

SONENSHINE & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Member's equity, January 1, 2009	$	374,354
Contributions from member		64,326
Distributions to member		(325,000)
Net loss		(38,945)
Member's equity, December 31, 2009	$	74,735

See notes to finanical statements.

SONENSHINE & COMPANY LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net loss	$ (38,945)
Adjustments to reconcile net loss to net cash provided by operating activities	
Accounts receivable	90,000
Other assets	(5,360)
Accrued expenses	3,000
Net cash provided by operating activities	48,695
Cash flows from financing activities	
Contributions from member	64,326
Distributions to member	(325,000)
Net cash used in financing activities	(260,674)
Net decrease in cash and cash equivalents	(211,979)
Cash and cash equivalents, beginning of year	286,286
Cash and cash equivalents, end of year	$ 74,307

See notes to financial statements.

SONENSHINE &COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sonenshine & Company, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC (the "Parent company").

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Revenue Recognition
Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company is a single member limited liability company which is disregarded for Federal and New York State and City income tax purposes. The income and losses of the entity are reported by the single member on its tax return. Therefore, no provision for income taxes has been provided for by the Company.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on February 15, 2010. Management has evaluated subsequent events through this date.

2 - RELATED PARTY TRANSACTIONS

The Parent company charges the Company for managerial services and overhead expenses, totaling $60,000 for the year ended December 31, 2009.

3 – MAJOR CUSTOMER

Consulting fees from one customer were 100% of total consulting fees for the year ended December 31, 2009.

4 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2009, the Company has net capital of $66,307 which exceeded requirements by $61,307. The Company's ratio of aggregate indebtedness to net capital is 0.12 to 1 at December 31, 2009.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

SCHEDULE I

SONENSHINE & COMPANY LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Computation of net capital		
Total member's equity	$	74,735
Deductions and /or charges		
Non-allowable assets		(8,428)
Net capital	$	66,307
Computation of aggregate indebtedness		
Accrued expenses	$	8,000
Aggregate indebtedness	$	8,000
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	533
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	61,307
Excess net capital @ 1000%	$	65,507
Ratio: aggregate indebtedness to net capital		0.12 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

SCHEDULE II

SONENSHINE & COMPANY LLC

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Sonenshine & Company, LLC

In planning and performing our audit of the financial statements of Sonenshine & Company, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 15, 2010

SONENSHINE & COMPANY LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52819

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT